

Mail Stop 3561

September 29, 2008

Leigh J. Abrams
Director, President and Chief Executive Officer
Drew Industries Incorporated
200 Mamaroneck Avenue
White Plains, New York 10601

Re: **Drew Industries Incorporated**
Form 10-K for the fiscal year ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
File No. 001-13646

Dear Leigh J. Abrams:

    We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. Please note that our comment 3 asks you to amend your Form 10-K for fiscal year ended December 31, 2007. If you disagree with any of our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Part I, page 2

Item 1A. Risk Factors, page 4

1. In future filings, revise all risk factor discussions to substantially describe, within the risk factor itself, the current risk presented. Cross references and mere repetitions of the risk factor heading are insufficient. We note in this regard that the first and fifth risk factor headings on page 5 present current material risks to your business but that the text under these headings is too generic and summary to convey the true risk to your business. We also note the cross reference in the third risk factor on page 6.

Part II, page 16

Item 5. Market For Registrant's Common Equity . . . ., page 16

2. In future filings, please provide the information required by Item 201(d) or advise us why you believe such disclosure is not necessary. Please provide the information in the tabular format required by Item 201(d).

Item 9A. Controls and Procedures, page 67

3. Please amend your Form 10-K for fiscal year ended December 31, 2007 to include the effectiveness conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding your disclosure controls and procedures (as defined in 240.13a-15(e) or 240.15d-15(e) of the Exchange Act) as required by Item 307 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Management, page 3

4. In future filings, please revise your disclosure to include information relating to the security ownership of each of your named executive officers as defined in Item 402(a)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 14

5. We note your disclosure that Messrs. Zinn and Mereness receive discretionary bonuses based on their effectiveness in discharging their responsibilities and operating results. In future filings, please discuss the subjective criteria you use to determine bonus amounts. Also, please provide a qualitative and a quantitative discussion of the performance measures to be achieved in order for your

employees, including named executive officers and management employees, to earn performance-related compensation. Please make this same disclosure regarding your 2002 Equity Award and Incentive Plan and your Supplemental Restricted Bonus Plan. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

6. We note your disclosure on page 22 that the Compensation Committee considers and ratifies the recommendations of your Chief Executive Officer with respect to salary, discretionary bonus and equity awards for your Chief Financial Officer. In future filings, please disclose in reasonably complete detail the role of your Chief Executive Officer in your compensation processes and his input during the crafting of the compensation package for your Chief Financial Officer.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief - Legal